FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Apr 7, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 – 2° andar São Paulo, SP – Brazil 05093-901 tel. +55 11 2113-3552 www.sadia.com

SADIA S.A.
CNPJ/MF nº 20.730.099/0001-94

A Publicly-Held Company

São Paulo – SP. March 31, 2006

To
Comissão de Valores Mobiliários – CVM
Rua Sete de Setembro, 111 – 33º andar
Rio de Janeiro, Brazil
At. Superintendência de Relações com Empresas
Sr Alexandre Lopes de Almeida

Dear Sirs,

Sadia S.A. (“Company”), in conformity with paragraph 1 of the article 12 of the CVM instruction 358/02, which attends to the obligation of disclosure of information about a relevant position of an individual, or group of persons, jointly acting or representing a common interest, reaching a participation that corresponds to 5% of one type or a class of shares, informs that in accordance with the letter sent to CVM by OppenheimerFunds, Inc., this institution and its clients possessed as of closing day 02/15/2006, 42,632,480 shares, representing 6.24% of the Company’s shares, considering 683,000,000 shares of Common and Preferred Stock outstanding.

We would like to mention that the participation of the shareholder does not affect the Company’s control.

Regards,

Luiz Gonzaga Murat Junior
Chief Financial Officer and Investor Relations Director

March 31, 2006

Comissao de Valores Mobilarios
Rua Sete de Setembro
No. 111, 32 andar
20159-900
Rio de Janeiro- RJ, Brazil

Re: Reporting of Outstanding Share Ownership

Dear Sir Or Madam:

This letter is filed on behalf of OppenheimerFunds, Inc. (“OFI”) and its clients for the purpose of reporting the ownership of shares of SADIA SA (“Company”). OFI is an investment adviser registered under the U.S. Investment Advisers Act of 1940 that provides investment advice to various mutual funds and other accounts (“OFI Clients”). The shares of the Company are held by OFI on behalf of various OFI Clients only for investment purposes. Neither OFI nor OFI Clients exercises or intends to exercise control over the Company.

Pursuant to the regulations, the following information is provided with respect to OFI and its share ownership of the Company:

Address:	6803 S. Tucson Way Centennial, CO 80112-3924
Type of Entity:	Corporation
State and Country Of Organization:	Colorado, USA
Nature of Interest:

OFI holds all shares attributed to it solely in
its capacity as investment adviser to OFI Clients.

OFI has no economic interests (e.g., the right to
dividends or proceeds from sale) in the Company’s
shares. OFI generally has the right to vote shares of
portfolio companies held on behalf of OFI Clients.

Percentage Ownership:

As of the close of business 02/15/2006, OFI had
voting and/or dispositive power with respect to an aggregate of 42,632,480 shares of the Company’s Common Stock on behalf of various OFI Clients.
Our records indicate that OFI currently holds
6.24% of the outstanding shares of the Company on behalf of OFI Clients. The above percentage was calculated based on our understanding that
the Company has 683,000,000 shares of Common and Preferred Stock outstanding.

OFI wishes to be exempt of publishing notice in the local press regarding the ownership of these shares as the purchases do not intend to alter the control composition or the administrative structure of the corporation.

We trust that this notice satisfies our requirements. Should you need any additional information, please do not hesitate to contact me.

Very truly yours,

03/31/2006
Date

Signature
Brian Dvorak/ VP_Compliance Name/Title